WESTERN COPPER CORPORATION

Computershare

Please return completed form to:
Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

☐ **Interim Financial Statements**
Mark this box if you would like to receive Interim Financial Statements by mail.

☐ **Annual Report**
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Financial Statements Request Form

Rather than receiving financial statements by mail, you may choose to access them at www.westerncopper.com, or by registering online at www.computershare.com/mailinglist. If you would like to receive either interim financial statements and/or the annual report, please make your selection above.

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Name

Apt. | Street Number | Street Name

City | Prov. / State | Postal Code / Zip Code

WSPQ 3LTE

3LTE04

WSPQ.BEN_IA.E.2218.PULLS/000001/000001/i